Exhibit 99.1

PRESS RELEASE

Bonso Reports Half Year Results

HONG KONG, March 31, 2021 (Globe Newswire) -- Bonso Electronics International, Inc. (NASDAQ: BNSO) today announced its unaudited results for the six-month period ended September 30, 2020.

Bonso reported net income for the six-month period ended September 30, 2020, of $0.20 million, or $0.04 basic and diluted income per share, as compared to a net loss of $0.59 million, or $0.13 basic loss per share, posted during the six-month period ended September 30, 2019. Net revenue for the six-month period ended September 30, 2020, increased 84.3% to $8.1 million from $4.4 million for the six-month period ended September 30, 2019. The increased net income resulted principally from the increase in revenue related to the Company’s pet electronic products for the six-month period ended September 30, 2020.

Mr. Andrew So, President and CEO stated: “Our net revenue during the six-month period ended September 30, 2020 increased as a result of increased sales of pet electronic products mainly through online sales channels. We are delighted to achieve growth from our online sales during the pandemic. However, growth of demand for our products may not sustain due to fierce competition and reduced consumer purchasing power. To continue the growth of our revenue, we have launched electronic bathroom scales and upgraded pet electronic products like ultrasonic dog trainers and nail grinders to be sold online.”

Further, Mr. Andrew So stated: “The Company and its development partner are working closely with the government to obtain the remaining governmental approvals for the redevelopment of the Shenzhen factory. However, there were changes in the local district planning and regulations, and we estimate that it will require approximately another twelve months to obtain the necessary approvals. In the meantime, we have signed a short term lease agreement to lease out part of the existing Shenzhen factory to a third party to gain extra rental income.”

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments and pet electronics products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. Bonso rents factory space and equipment to third parties and is also continuing the process to obtain the necessary approvals to redevelop the land upon which its Shenzhen factory is located. For further information, visit the Company's web site at http://www.bonso.com.

This news release includes forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases as "should," "intends," "is subject to," "expects," "will," "continue," "anticipate," "estimated," "projected," "may," "I or we believe," "future prospects," "our strategy," or similar expressions. Forward-looking statements made in this press release that relate to the redevelopment of our old Shenzhen factory involve known and unknown risks and uncertainties that may cause the actual results to differ materially from those expected and stated in this announcement. We undertake no obligation to update "forward-looking" statements.

For more information please contact:

Albert So

Chief Financial Officer and Secretary

Tel: 852 2605 5822

Fax: 852 2691 1724

SOURCE Bonso Electronics

-- Tables to Follow –

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	March 31,	September 30,
	2020	2020
	$ in thousands	$ in thousands
	(Audited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	9,111	9,634
Trade receivables, net	811	925
Other receivables, deposits and prepayments	692	326
Inventories, net	1,178	1,019
Income tax recoverable	5	5
Financial instruments at fair value	54	132
Total current assets	11,851	12,041

Investment in life settlement contracts	158	160
Financial instruments at amortized cost	523	523
Other intangible assets	1,930	1,878
Right-of-use assets	300	266
Property, plant and equipment, net	9,439	9,500
Total assets	24,201	24,368

Liabilities and stockholders’ equity

Current liabilities
Bank loans - secured	1,937	1,202
Accounts payable	775	656
Contract liabilities	12	0
Accrued charges and deposits	3,174	3,098
Refund liabilities	69	69
Payable to affiliated party	80	0
Lease liabilities	92	98
Total current liabilities	6,139	5,123

Lease liabilities, non-current	213	173
Long-term deposit received	647	674
Long-term loan	2,438	2,604

Total liabilities	9,437	8,574
Stockholders’ equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: Mar 31, 2020 - 5,828,205; Sep 30, 2020 - 5,828,205	17	17
outstanding shares: Mar 31, 2020 - 4,906,466; Sep 30, 2020 - 4,892,899
Additional paid-in capital	22,795	22,795
Treasury stock at cost: Mar 31, 2020 - 921,739; Sep 30, 2020 - 935,306	-2,892	-2,922
Accumulated deficit	-6,094	-5,893
Accumulated other comprehensive income	938	1,797

	14,764	15,794

Total liabilities and stockholders’ equity	24,201	24,368

Unaudited Consolidated Statements of Operations and Comprehensive Income

(Expressed in United States Dollars)

	Six months ended September 30, 2019	Six months ended September 30, 2020
	$ in thousands	$ in thousands
	(unaudited)	(unaudited)

Net revenue	4,409	8,124
Cost of revenue	-3,448	-3,054

Gross profit	961	5,070

Selling, general and administrative expenses	-2,058	-4,592
Other income, net	82	40

(Loss) / income from operations	-1,015	518
Non-operating income / (expenses), net	427	-317

(Loss) / income before income taxes	-588	201
Income tax expense	0	0

Net (loss) / income	-588	201

Other comprehensive loss, net of tax:
Foreign currency translation adjustments, net of tax	-1,166	859

Comprehensive (loss) / income	-1,754	1,060

(Loss) / earnings per share

Weighted average number of shares outstanding	4,644,920	4,896,845
Diluted weighted average number of shares outstanding	4,644,920	5,091,440

(Loss) / earnings per common share (in U.S.Dollars)	-0.13	0.04
(Loss) / earnings per common share (in U.S.Dollars) - assuming dilution	-0.13	0.04